

# Capitol Federal Financial

# (CFFN)



# Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports.  Actual strategies and results in future periods may differ materially from those currently expected.  These forward-looking statements represent the Company's judgment as of the date of this presentation.  The Company disclaims, however, any intent or obligation to update these forward-looking statements.



# Capitol Federal Franchise



Topeka (6)

Manhattan (2)

Salina (1)

Greater Kansas City (13)

Kansas City, KS (1)

KANSAS

Wichita (6)

Emporia (1)

Lawrence (4)

Olathe (3)



# Corporate Structure



Capitol Federal Savings Bank MHC

Public Shareholders

Capitol Federal Financial

Capitol Federal Savings Bank & Subsidiaries

 # Management Strategy

- Single-Family Portfolio Lender
- Retail Financial Services
- Commitment to Cost Control
- Excellent Asset Quality
- Shareholder Value

# Loan Portfolio



Other Real
Estate
2%

Non Real
Estate
4%

Single Family
94%

# Earning Asset Mix



Other Loans
4%

Cash &
Investments
8%

Single-Family
Loans
64%

Mortgage-
Related
Securities
24%



# Retail Financial Services

- Transaction & Money Market Accounts
- Certificates of Deposit
- Retirement Accounts
- Insurance Products
- Alternative Investment Opportunities
- Consumer Lending



# Costing Liability Mix

Transaction
7%

Money
Market
12%

Certificates
34%

Borrowings
47%



# Commitment to Cost Control

- Efficiency ratio below industry average (in percent)



- Operating expense ratio has increased modestly (in basis points)



As of fiscal year end

1  The 2004 ratios are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.



# Excellent Asset Quality

- Non-performing assets to total assets remains very low



- Allowance for loan losses to total loans remains appropriate



As of fiscal year end.



# Financial Performance

| | FY 2003 | FY 2004 | FY 2005 | QTR Dec 31, 2005 |
|---|---|---|---|---|
| Net income | $52,031 | $40,290[1] | $65,059 | $13,313 |
| Diluted EPS | $0.72 | $0.55[1] | $0.89 | $0.18 |
| Assets | $8,582,733 | $8,541,124 | $8,409,687 | $8,318,836 |
| Liabilities | $7,606,288 | $7,708,710 | $7,544,624 | $7,456,598 |
| Equity | $976,445 | $832,414 | $865,063 | $862,238 |

Amounts in thousands

1  The 2004 earnings and EPS are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.

# Financial Performance

| | FY 2003 | FY 2004 | FY 2005 | QTR Dec 31, 2005 |
|---|---|---|---|---|
| ROAA | 0.60% | 0.48%[1] | 0.77% | 0.64% |
| ROAE | 5.28% | 4.16%[1] | 7.62% | 6.15% |
| Shares eligible for dividends | 19,099,858 | 19,983,238 | 20,480,964 | 20,430,075 |

1  The 2004 ratios are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.



# FY 2005 Results

The following two strategies that began in fiscal year 2004 primarily increased our net interest margin in fiscal year 2005 by 48 basis points:

- Refinance of the FHLB advances,

- Purchase of mortgage loans instead of securities which increased the loan portfolio.

Comparison to the prior year excludes the impact of the prepayment penalty on the refinance of the FHLB advances.



# Net Interest Margin



# Shareholder Value



- In November 2003, the Board adjusted its dividend policy with the intent to pay its $2.00 per share calendar year dividend in four equal quarterly installments,

- In January 2005, the board enhanced this strategy by committing to pay out 25% of the prior year's reported net income in excess of the amount needed to pay the regular quarterly dividends.

# Shareholder Value

- CFFN paid a $0.30 per share special dividend in December 2005 under the enhanced dividend policy.

- Paid a $0.50 per share regular quarterly dividend in February 2006.



# Shareholder Value

- Cumulative dividends paid since our IPO in March 1999 total $10.18, providing a return to participants in our IPO of their investment.

- Cumulative buy backs approximately 21.1 million shares.

- We have maintained a balance between adequate capital and shareholder value.



# Calendar Year Dividend History





# Capitol Federal Financial

# (CFFN)